Exhibit H (2)

Expense Limitation Agreement
Money Management Associates, L.P.
1001 Nineteenth Street, North
Arlington, Virginia 22209

April 1, 2001

Fund for Tax-Free Investors, Inc.
4922 Fairmont Avenue
Bethesda, MD 20814

Re:     Expense Limitation Agreement

Dear Sirs:

        This will confirm the expense limitation agreement (the "Agreement") between the Fund for Tax-Free Investors, Inc. (the "Fund") and Money Management Associates, L.P. (the "Adviser") with respect to each series identified in Schedule A to this Agreement (the "Series").

        1.     Expense Limitation. If in any fiscal year a Series' total annual operating expenses exceed the percentage of that Series' average daily net assets indicated in Schedule A, the investment advisory fee payable to the Adviser under the Investment Advisory Contract dated April 1, 2001 between the Adviser and the Fund, on behalf of the Series, shall be reduced by the amount of such excess. For purposes of this Agreement, a Series' "total annual operating expenses" shall include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund with respect to that Series, but shall exclude interest, taxes, brokerage commissions, extraordinary legal expenses, or any other extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Series' business. Any reduction in the investment advisory fee shall be made monthly by annualizing the Series' operating expenses for each month as of the last day of such month. An adjustment shall be made on or before the last day of the fiscal year if the Series' total annual operating expenses for such fiscal year do not exceed the amount indicated in Schedule A.

        2.     Term and Termination. This Agreement shall become effective on the date above written and shall continue until the first anniversary thereof. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Fund at the above address of the termination of this Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Contract between the Adviser and the Fund, on behalf of the Series.

        3.     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

        4.     Severability. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

        If the foregoing is in accordance with your understanding of the Agreement between us, please indicate your approval by signing and returning a copy of this letter to the Adviser at the address above.

Very truly yours,

MONEY MANAGEMENT ASSOCIATES, L.P.

Money Management Associates, Inc.,
General Partner

By: /s/ Webb Hayes IV

Agreed to:

FUND FOR TAX-FREE INVESTORS, INC.

By: /s/ Stephenie E. Adams

Schedule A
to the
Expense Limitation Agreement
Between
Money Management Associates, L.P.
and
Fund for Tax-Free Investors, Inc.

Fund	Expense Limitation
Rushmore Tax-Free Money Market Fund	1.00%
Rushmore Maryland Tax-Free Portfolio	1.00%
Rushmore Virginia Tax-Free Portfolio	1.00%